UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 15

Under the Securities Exchange Act of 1934
(Amendment No.     )*

TELECOM ITALIA S.p.A.

(Name of Issuer)

Ordinary Shares of euro 0.55 par value each

(Title of Class of Securities)

87927W10

(CUSIP Number)

Amedeo Nodari

Merchant Banking Department

Intesa Sanpaolo S.p.A.

(formerly known as Banca Intesa S.p.A.)

Piazza Scala, 6

20121 Milan, Italy

(+39) 02 8794 1852

With a copy to:

Michael S. Immordino, Esq.

Latham & Watkins

99 Bishopsgate

London EC2M 3XF

England

(+44) 207-710-1076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 23, 2007 and October 25, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87927W10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Intesa Sanpaolo S.p.A. (formerly known as Banca Intesa S.p.A.)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,442,958

	8.	Shared Voting Power 3,157,172,623 (See Item 5)

	9.	Sole Dispositive Power 31,887,968

	10.	Shared Dispositive Power 3,157,172,623 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,208,615,581 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.0% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO, BK

Introduction.

On April 28, 2007, a group of investors made up of Intesa Sanpaolo S.p.A. (“Intesa Sanpaolo”), Assicurazioni Generali S.p.A. (“AG” and, together with the AG group companies (Alleanza Assicurazioni S.p.A., INA Assitalia S.p.A., Volksfürsorge Deutsche Lebenversicherung A.G., Generali Vie S.A.) that became investors on October 25, 2007 pursuant to the Amendment (as defined below), “Generali”), Sintonia S.A., Mediobanca S.p.A. (“Mediobanca” and, together with Generali, Sintonia S.A. and Intesa Sanpaolo, the “Italian Investors”) and Telefónica S.A., the Spanish-based telecommunications operator (“Telefónica” and, together with the Italian Investors, the “Investors”), entered into a co-investment agreement (as subsequently amended by an amendment agreement on October 25, 2007 (the “Amendment”), the “Co-Investment Agreement”) to establish the terms and conditions for their participation in Centotrenta 4/6 S.r.l., an Italian company with registered office at Galleria del Corso 2, Milan, Italy, fiscal code n. 05277610969 subsequently transformed into an Italian joint stock company and renamed Telco S.p.A. (“Telco”), an Italian corporation through which they have purchased the entire share capital (the “Transaction”) of Olimpia S.p.A. (“Olimpia”), which currently holds approximately 18% of the ordinary share capital of Telecom Italia S.p.A. (“Telecom Italia”), from Pirelli & C. S.p.A. (“Pirelli”) and Sintonia S.p.A. and Sintonia S.A. (together, “Sintonia”).  The Co-Investment Agreement also covers the capitalization and funding of Telco in connection with the Transaction and the general framework of the investment obligations of each of the Investors.  Among other things, pursuant to the Amendment, the AG group companies became Investors for purposes of the Co-Investment Agreement and the Shareholders’ Agreement (as hereinafter defined).  In addition to Telco’s participation in Telecom Italia’s ordinary share capital through its interest in Olimpia, pursuant to the Co-Investment Agreement, on October 25, 2007 Generali and Mediobanca contributed to Telco ordinary shares of Telecom Italia they held on that date.  These shares amount to 5.6% of Telecom Italia’s ordinary share capital, with the individual contributions of Generali and Mediobanca amounting to 4.06% and 1.54%, respectively, of Telecom Italia’s ordinary share capital, bringing Telco’s direct and indirect participation in Telecom Italia’s ordinary share capital to approximately 23.6%.   A copy of the Co-Investment Agreement is filed as Exhibit 1 and a copy of the Amendment is filed as Exhibit 2.

On April 28, 2007, the Investors also entered into a shareholders’ agreement (as subsequently amended by the Amendment, the “Shareholders’ Agreement”), pursuant to which the Investors set out, among other things, the principles of corporate governance of Telco and Olimpia, respectively, the transfer of Telco’s shares and any Olimpia Shares or Telecom Shares (each as defined below) directly or indirectly owned by Telco and the principles of designation, among the Investors, of candidates to be included in a common list for the appointment of directors of Telecom Italia under the voting list mechanism provided for by Telecom Italia’s by-laws.  A copy of the Shareholders’ Agreement is filed as Exhibit 3 and an unofficial English translation of the by-laws of Olimpia S.p.A. is filed as Exhibit 4.

On May 4, 2007, the Investors entered into a sale and purchase agreement with Pirelli and Sintonia (the “Share Purchase Agreement”) to purchase the entire share capital of Olimpia of euro 4.6 billion divided into 4,630,233,510 ordinary shares (the “Olimpia Shares”).  Olimpia in turn owns 2,407,345,359 ordinary voting shares of Telecom Italia, or approximately 18% of the ordinary share capital of Telecom Italia. A copy of the Share Purchase Agreement is filed as Exhibit 5.

The closing of the purchase of the Olimpia Shares pursuant to the Share Purchase Agreement occurred on October 25, 2007, following the issuance of the announcement of forthcoming governmental approvals from the Brazilian antitrust authority on October 23, 2007 (the “Announcement”), an unofficial English translation of which is attached here as Exhibit 6.  Pursuant to the Amendment, the Investors acknowledged the content of the Announcement and each of the Investors undertook to implement the content thereof through appropriate actions.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the ordinary shares, euro 0.55 par value per share, of Telecom Italia (“Telecom Shares”), a company incorporated under the laws of the Republic of Italy.  According to Telecom Italia's Annual Report on Form 20-F for the fiscal year ended December 31, 2006, the principal executive offices of Telecom Italia are located at Piazza degli Affari 2, 20123 Milan, Italy.

Item 2.	Identity and Background

This statement on Schedule 13D is being filed by Intesa Sanpaolo (formerly known as Banca Intesa S.p.A. prior to its merger with Sanpaolo IMI S.p.A. as of January 1, 2007), a corporation organized under the laws of the Republic of Italy.

Intesa Sanpaolo is making an individual filing on Schedule 13D in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.  Intesa Sanpaolo is a bank within the meaning of Italian law and is the parent company of the Intesa Sanpaolo Banking Group.  The principal business of Intesa Sanpaolo is providing, both directly and through its Italian and foreign subsidiaries, retail and corporate banking, investment banking and other financial services.  Intesa Sanpaolo is involved in commercial banking, consumer credit, investment management, stock and bond brokerage and other financial services.  Intesa Sanpaolo’s principal office is located at Piazza San Carlo 156, Turin, Italy.

The names, citizenship, business addresses and principal occupations or employments of the executive officers and directors of Intesa Sanpaolo are set forth in Annex A, which is incorporated herein by reference.

During the last five years, neither Intesa Sanpaolo nor, to the best of Intesa Sanpaolo’s knowledge, any of the persons listed in Annex A, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The closing of the purchase of the Olimpia Shares pursuant to the Share Purchase Agreement occurred on October 25, 2007, following the receipt of the Announcement on October 23, 2007.  At the closing of the Share Purchase Agreement, Telco paid total consideration of euro 2.82 per Telecom Share held by Olimpia multiplied by 2,407,345,359 Telecom Shares, less Olimpia’s total net debt (as defined under the Share Purchase Agreement) as of the closing date.  The purchase price for 100% of Olimpia’s share capital was approximately euro 4.161 billion.  Telco paid 80% of the consideration to Pirelli and 20% of the consideration to Sintonia.  It is expected that the Investors will merge Olimpia into Telco.

Pursuant to the Co-Investment Agreement, Telco has been initially capitalized with euro 5.145 billion, in the following manner:

•              Generali contributed to Telco 543.4 million Telecom Shares for total consideration of euro 1.375 billion, based on a share price of euro 2.53 per Telecom Share;

•              Mediobanca contributed to Telco 206.5 million Telecom Shares for total consideration of euro 522 million, based on a share price of euro 2.53 per Telecom Share;

•              Intesa Sanpaolo contributed to Telco euro 522 million in cash;

•              Sintonia S.A. contributed to Telco euro 412 million in cash; and

•              Telefónica contributed to Telco euro 2.314 billion in cash.

In addition, prior to the closing of the Share Purchase Agreement, Telco borrowed from Mediobanca and Intesa Sanpaolo approximately euro 925 million (the “Facility”) Such Facility was made available on an arm’s length basis.  Immediately after the closing of the Share Purchase Agreement, Telco resolved to increase its share capital by euro 900 million (the “Fifth Capital Increase”) for purposes of financing the repayment of the Facility.  Telco shareholders look favorably on the potential for further contributions of Telecom Shares in Telco (up to an amount not exceeding 30% of the ordinary share capital of Telecom Italia), provided that in such an event the right to subscribe further capital increases in cash shall be granted to the other existing shareholders in order to avoid possible dilution.  See the joint press release announcing the closing of the Transaction, dated October 25, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica filed as Exhibit 7.

Item 4.	Purpose of Transaction

For the Investors, the principal objective of the transaction is the creation of value over time for all shareholders, by accompanying Telecom Italia’s business growth strategies which will be defined in full autonomy by the board of directors and the management of Telecom Italia.  A fundamental assumption of the Co-Investment Agreement and the Shareholders’ Agreement is that the Telecom Italia and Telefónica groups will be managed autonomously and independently.  See the joint press release, dated April 28, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica filed as Exhibit 8, the joint press release requested by Consob (the Italian financial market authority), dated May 2, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica filed as Exhibit 9 and the joint press release announcing the closing of the Transaction, dated October 25, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica filed as Exhibit 7.  In addition, the information contained in Items 5 and 6 below is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

The Investors purchased Olimpia through Telco pursuant to the Share Purchase Agreement.  Olimpia currently holds 2,407,345,359 ordinary Telecom Shares, or approximately 18% of the ordinary share capital of Telecom Italia.  In addition to this purchase by Telco, pursuant to the Co-Investment Agreement, Generali and Mediobanca contributed Telecom Shares they previously owned directly to Telco totaling approximately 5.6% of Telecom Italia’s ordinary share capital (4.06% of which was owned by Generali, and 1.54% of which was owned by Mediobanca), bringing Telco’s total participation in Telecom Italia’s ordinary share capital to 23.6%.

As a result of the Transaction, the Italian Investors currently hold a total of 57.7% of Telco’s share capital, divided in the following manner:
• Generali, 28.0%; • Mediobanca, 10.6%; • Intesa Sanpaolo, 10.6%; and • Sintonia S.A., 8.4%. Telefónica holds the remaining 42.3% of Telco’s share capital.

In connection with the Fifth Capital Increase, in accordance with the Co-Investment Agreement and the Shareholders’ Agreement, Intesa Sanpaolo may select new Italian investors, other than telecom operators, to subscribe newly issued shares in Telco for cash consideration of up to 5% of Telco’s share capital for each new investor, provided that such selection is made in agreement with the other Italian Investors and is accepted by Telefónica, such agreement and acceptance not to be unreasonably withheld.

The preceding summary of certain material provisions of the Share Purchase Agreement, the Co-Investment Agreement and the Shareholders’ Agreement does not purport to be a full and complete description of such documents and is entirely qualified by reference to the full text of such documents attached as Exhibits 5, 1 and 3 to this filing, respectively.

According to publicly available information reported by Consob (the Italian financial market authority), as of October 25, 2007, 13,380,751,344 Telecom Shares were outstanding (the “Outstanding Telecom Shares”).

Intesa Sanpaolo may be deemed to beneficially own 3,208,615,581 Telecom Shares, representing approximately 24.0% of the Outstanding Telecom Shares.  Intesa Sanpaolo may be deemed to have shared power to vote or to direct the vote and shared power to dispose or direct the disposition of 3,157,172,623 Telecom Shares indirectly owned through Telco.  In addition, Intesa Sanpaolo may be deemed to have sole power to vote or direct the vote of 51,442,958 Telecom Shares and sole power to dispose or direct the disposition of 31,887,968 Telecom Shares through its direct holdings and the holdings of various subsidiaries.  These shares are not currently expected to be contributed to Telco.  Except as described in Annexes B-1 and B-1 hereto, Intesa Sanpaolo and the persons named in Annex A have not effected any transaction in the Telecom Shares during the past 60 days.

The beneficial ownership of Telecom Shares by the persons listed in Annex A to this Schedule 13D, if any, is indicated next to such person’s name in such Annex A.  To the best of Intesa Sanpaolo’s knowledge, such persons have sole voting and dispositive power over the Telecom Shares that they beneficially own.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

SHARE PURCHASE AGREEMENT

The following summary of certain material provisions of the Share Purchase Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 5 to this filing.

The Investors, Pirelli and Sintonia entered into the Share Purchase Agreement to establish the terms and conditions for the transfer of the ordinary share capital of Olimpia from Pirelli and Sintonia to the Investors.  The Share Purchase Agreement required, among other things, that the Olimpia Shares be purchased and sold with the right of the Investors to receive any dividends distributed by Olimpia after the closing of the transaction, even if accrued prior to the closing.  The Share Purchase Agreement also required Olimpia, Pirelli, Sintonia and the relevant Investors to terminate all existing shareholders agreements concerning Olimpia and Telecom Italia upon the closing of the Sale and such existing shareholders agreements among themselves have been terminated as of October 25, 2007.

The description of the Share Purchase Agreement in the Introduction and Item 3 are incorporated herein by reference.

CO-INVESTMENT AGREEMENT

The following summary of certain material provisions of the Co-Investment Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 1 to this filing.

The Investors entered into the Co-Investment Agreement to establish the terms and conditions for (i) their participation in Telco, (ii) the acquisition through Telco from Pirelli and Sintonia of 100% of the share capital of Olimpia, which in turn holds a stake of approximately 18% of the ordinary share capital of Telecom Italia, (iii) the capitalization and funding of Telco in connection with the acquisition, (iv) the division of Telco’s share capital into two classes of shares (“Class A” and “Class B” shares), (v) the corporate scope of Telco, and (vi) the general framework of the respective obligations of the Investors under the Co-Investment Agreement.

The description of the Co-Investment Agreement in the Introduction and Item 3 are incorporated herein by reference.

SHAREHOLDERS’ AGREEMENT

The following summary of certain material provisions of the by-laws of Telco, the Shareholders’ Agreement does not purport to be a full and complete description of such documents and is entirely qualified by reference to the full text of such documents attached as Exhibit 10 and 3 to this filing, respectively.  The 51,442,958 Telecom Shares for which Intesa Sanpaolo maintains sole voting power were not contributed to Telco and are not generally subject to the Shareholders Agreement or the Co-Investment Agreement, although the Shareholders’ Agreement does prevent Intesa Sanpaolo from acquiring additional Telecom Shares if such acquisition would cause the holdings of the Investors taken as a whole to exceed 30% of the Telecom Shares. See “―Provisions Relating to Telecom Italia.”

Classes of Shares

The share capital of Telco is divided into Class A and the Class B shares.  Telefónica holds and will acquire (through share capital increases or exercise of the pre-emption right set forth in the Telco’s by-laws and as described below) only Class B shares or Class A shares to be converted into Class B shares, while the Italian Investors hold Class A shares, and have the possibility to acquire Class B shares in case of exercise of the pre-emption right to be converted into Class A shares, which is described more fully below.  Class B shares will have exactly the same economic and administrative rights as the Class A shares, save as provided for in the Shareholders’ Agreement and in the Telco by-laws.

In the event of an increase of capital of Telco, the shareholders who hold Class A shares shall have the right to receive and subscribe Class A shares and the shareholders of Telco who hold Class B shares shall have the right to receive and subscribe for Class B shares.

In the event that any holders of Class A shares have not fully exercised their pre-emption right, the other holders of Class A shares shall have the preferred right to exercise the pre-emption of the Class A shares that have not been opted for by the other shareholders.  Similarly, in the event that any holders of Class B shares have not fully exercised their pre-emption right, the other holders of Class B shares shall have the preferred right to exercise the pre-emption of Class B shares that have not been opted for by the other shareholders.  In the event that after the offer of such Class A shares has been made to the holders of Class A shares (whether or not such pre-emption rights have been exercised), there remain Class A shares not purchased by the other Class A shareholders, such shares will be offered to the holders of Class B shares in proportion to their shareholding of the total number of Class B shares issued by Telco, subject to the automatic conversion of the aforesaid Class A shares at the rate of one newly issued Class B share (having the same characteristics as the Class B shares in circulation) for each Class A share purchased.  In the event that after the offer of such Class B shares has been made to the holders Class B shares (whether or not such pre-emption rights have been exercised), there remain Class B shares not purchased by the other Class B shareholders, such shares will be offered to holders of Class A shares in proportion to their shareholding of the total number of Class A shares issued by Telco, subject to the automatic conversion of the aforesaid Class B shares at the rate of one newly issued Class A share (having the same characteristics as the Class A shares in circulation) for each Class B share purchased.

Shareholders Meetings

The shareholders’ meeting of Telco will resolve with the vote of (i) at least 75% of the entire share capital on (x) share capital increases with the exclusion of the option right pursuant to article 2441, 4th and 5th paragraph of the Italian Civil Code, (y) mergers and de-mergers (except for the merger between Olimpia and Telco) determining a dilution of the shareholders, and (z) amendments to the provisions of the Telco by-laws regarding the appointment of the board of directors and the quorum of board of directors and shareholders meetings; and (ii) at least 65% of the entire share capital on the following matters:

•              any other matter pertaining to the extraordinary shareholders meeting of Telco; and

•              the dividend policy of Telco.

However, in cases where one or more shareholders holding more than 30% of the entire share capital abstain from voting or remain absent from the relevant meeting, the quorum will be reduced to the vote of at least 50% plus one share of the entire share capital.

In accordance with Telco’s by-laws, acceptance by Telco’s board of directors of any tender offers having as their subject the shares of Telecom Italia will be subject to the approval of the shareholders meeting.  In case of any such approval, any dissenting shareholders shall become entitled to purchase all of the shares of Telco held by the approving shareholders.

Board of Directors

The board of directors of Telco is comprised of ten members. The Italian Investors, as holders of Class A shares have appointed, and for so long as they hold more than 50% of the share capital of Telco, shall be entitled to appoint, six directors, including the Chairman. Of the six Telco directors appointed by holders of Class A shares, two directors have been indicated by Generali, one director has been indicated by each of Intesa Sanpaolo, Sintonia S.A. and Mediobanca and one director has been indicated unanimously. Telefónica, as holder of Class B shares has appointed, and so long as it holds a percentage of at least 30% of the share capital of Telco shall be entitled to appoint, four directors, including the Vice-Chairman.  So long as Telefónica holds a percentage of at least 20% of the share capital of Telco, Telefónica shall be entitled to appoint two directors. Should (x) the holders of Class A shares hold less than 50% plus one share, and/or (y) Telefónica as holder of Class B shares holds more than 50% plus one share, the Investors shall appoint the directors of Telco in a manner that grants the majority of the directors to the class of shares representing at least 50% plus one share of the entire share capital of Telco and seven out of ten directors to the class of shares representing more than 70% of the entire share capital of Telco.

The board of directors of Telco will pass resolutions by vote of a majority of its members, except that, subject to certain exceptions, it will decide by vote of at least seven directors on the following matters:

•              the acquisition, disposal and encumbrance (directly or indirectly in any form or manner) of Olimpia’s or Telecom Italia’s shares or any rights attached thereto;

•              the carrying out of investments other than in Olimpia and in Telecom Italia;

•              capital expenditure and financial structure decisions for amounts in excess of euro 75 million;

•              decisions on the vote to be exercised in (x) the extraordinary shareholders' meeting of Telecom Italia convened pursuant to Italian law to approve resolutions on transactions of extraordinary nature and (y) the shareholders’ meeting of Olimpia; and

•              approval and amendments of the budget of Telco.

Deadlock

The Shareholders’ Agreement contains provisions on the resolution of deadlocks at the level of the board of directors and shareholders’ meetings of Telco with regard to the following matters:

a)     at the level of Telco board of directors: (i) acquisition, disposal and encumbrance of Olimpia or Telecom Italia’s shares, (ii) decision on the vote to be exercised in the extraordinary shareholders’ meeting of Telecom Italia to approve resolutions on transactions of extraordinary nature and (iii) decision on the vote to be exercised in the shareholders’ meeting of Olimpia; and

b)    at the level of Telco shareholders’ meeting, matters pertaining to the extraordinary shareholders’ meeting of Telco;

In case of deadlock with regard to the matters referred to above under letters a) and b) the Investors shall try to find an amicable compromise failing which a new meeting shall be convened and at such meeting the decision will be passed with a simple majority, provided however that dissenting shareholder(s) shall have the right to request the demerger of its stake in Telco and the pro quota assignment of Telco assets and liabilities.

Call Option

In the event that a decision to dispose, directly or indirectly, in any form or manner (including through measures with equivalent effect, such as mergers and demergers of Telco or Olimpia) or encumber Telecom Shares or Olimpia Shares or any rights attached thereto, including but not limited to voting rights, is taken by the board of directors of Telco by simple majority and Telefònica is the dissenting party, then Telefónica shall have the right to buy from Telco or Olimpia, as the case may be, the Olimpia or Telecom Shares at the same price and conditions offered by the third party offering to acquire such Telecom Shares or Olimpia Shares or the right to proceed with the demerger.

Restrictions on Transfers of Telco Shares

Transfer of Class A and Class B shares to potential third party acquirers, including shareholder of Telco are subject to pre-emptive rights of the other Investors, upon the terms and conditions and pursuant to the procedures set forth in the Shareholders’ Agreement.

The Shareholders’ Agreement contains co-sale rights whereby if one or more Investors intend to transfer a number of shares representing more that 30% of the aggregate share capital of Telco, the other Investors, upon the terms and conditions included thereof, will have the right to transfer their Telco shares in the same proportion to the purchaser.

Provisions Relating to Telecom Italia

The board of directors of Telco or Olimpia, as the case may be, shall approve the list of candidates to be submitted to the shareholders’ meeting of Telecom Italia for the appointment of the directors of Telecom Italia pursuant to the following criteria: (i) Telefónica, to the extent holding at least 30% of Telco’s share capital, shall have the right vis-à-vis the other Investors to designate two directors of Telecom Italia (x) to be included as designees for appointment in the board of Telecom Italia in the list presented by Olimpia or Telco, as the case may be, and (y) to the extent feasible, the replacement of directors pursuant to Article 2386, first paragraph, of the Italian Civil Code; and (ii) the Italian Investors which are a party to the Shareholders’ Agreement, to the extent holding at least 50% plus one share of Telco’s share capital, shall designate the other members of the list as follows: (x) three members unanimously and (y) the remaining members on a proportional basis as set out in the Shareholders’ Agreement.

The directors designated by Telefónica in Telco, Olimpia and Telecom Italia shall be directed by Telefónica to neither participate, nor vote at the board of directors meetings (and Telefónica, to the extent applicable, shall neither attend nor vote, at any shareholders’ meetings of Telco or the entity resulting from the merger of Olimpia with Telco, as the case may be) at which there will be discussed and proposed resolutions relating to the policies, management, and operations of companies directly or indirectly controlled by Telecom Italia providing their services in countries where regulatory and legal restrictions or limitations for the exercise of voting rights by Telefónica (as indirect and ultimate shareholder of such companies) are in force.

In the event of (i) any transfer in whatever form of any of the foreign assets held directly or indirectly by Telecom Italia having a value of more than euro 4 billion per transaction, or series of transactions occurring within a period of 12 months for the same assets, or (ii) Telecom Italia entering into a significant strategic alliance with any “Telecom Operator” (to be construed as to include any person, company or entity operating in the telecom sector and any person, company or entity holding (a) a controlling stake in any non-listed company operating in the telecom sector or (b) a stake in a listed company operating in the telecom sector which exceeds 10% of the share capital or which, even though is below 10% of the share capital, enables the holder to appoint one or more members of the board of directors of the listed company), then Telefónica, within the following thirty calendar days, will have the right to deliver notice to the other Investors, which will cause the Investors to implement, adopt and vote, and cause their directors designated by them to implement adopt and vote, all and any actions, documents and resolutions necessary to complete a de-merger within a reasonably short time period, but in any case no later than 6 months following such notice or, if the transaction is subject to any authorizations by law or contract, within 6 months following the obtaining of such authorizations.

The Investors agreed not to execute or take part, directly or indirectly, in any agreement whatsoever concerning Telecom Shares that may cause the holding by the Investors, Telco and their respective affiliates, taken as a whole, of a number of Telecom Italia voting shares exceeding 30% of the total voting share capital of Telecom Italia.

Term of the Shareholders’ Agreement

The Shareholders’ Agreement will last three years, at the end of which, without prejudice to renewal, each shareholder, provided that it has submitted such request no later than 6 months prior to the expiry date, may obtain the de-merger of its stake in Telco and the pro quota assignment of Telco assets and liabilities.  The exiting shareholder(s) shall be permitted, to the extent the remaining shareholders decide to execute a new shareholders’ agreement, to take part to and execute such new shareholders’ agreement, provided such existing shareholders contribute their existing shares.

The description of the Shareholders’ Agreement in the Introduction is incorporated herein by reference.

AMENDMENT

Pursuant to the Amendment, the Investors acknowledged the content of the Announcement and each of the Investors undertook to implement the content thereof through appropriate actions.  The preceding summary of certain material provisions of the Amendment does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document filed as Exhibit 2 hereto.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1:	Co-Investment Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.
Exhibit 2:	Amendment to the Co-Investment Agreement and the Shareholders’ Agreement, dated October 25,

2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.
Exhibit 3:	Shareholders’ Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.
Exhibit 4:	By-laws of Olimpia S.p.A. (unofficial English translation).
Exhibit 5:	Share Purchase Agreement, dated May 4, 2007, by and among the Investors, Pirelli and Sintonia.
Exhibit 6:	The Announcement of the Board of Commissioners of the Brazilian National Telecommunications Agency (Anatel) related to the Transaction, dated October 23, 2007 (unofficial English translation).
Exhibit 7:	Joint Press Release announcing the closing of the Transaction, dated October 25, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.
Exhibit 8:	Joint press release, dated April 28, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.
Exhibit 9:	Joint press release requested by Consob (the Italian financial market authority), dated May 2, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.
Exhibit 10:	By-laws of Telco S.p.A. (unofficial English translation).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 31, 2007
Date
INTESA SANPAOLO S.p.A.
Signature
Marco Cerrina Feroni Head of Merchant Banking Department
Name/Title

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF INTESA SANPAOLO

The name, title, present principal occupation or employment of each of the directors and executive officers of Intesa Sanpaolo are set forth below. The business address of each director and executive officer is Intesa Sanpaolo’s address. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Intesa Sanpaolo. All of the persons listed below are citizens of the Republic of Italy, except Antoine Bernheim who is a French citizen.

In addition to the Telecom Shares listed below with respect to Antoine Bernheim, Mr. Bernheim owns Telecom Italia convertible bonds that are convertible into 95,021 Telecom Shares on any business day between January 22, 2002 and December 15, 2009 (the date of conversion to be the last day of trading on the Borsa Italiana for the month in which the option to convert is exercised).

In addition to the Telecom Shares listed below with respect to Giuseppe Fontana, Mr. Fontana owns 362,141 options to buy Telecom Shares.

Name and surname	Position with Intesa Sanpaolo	Present Principal Occupation (if different from Position with Intesa Sanpaolo)	Telecom Shares Beneficially Owned
Enrico SALZA	Chairman of Management Board	—	—
Orazio ROSSI	Deputy Chairman of Management Board	Commercial and industrial entrepreneur and Chairman, Cassa di Risparmio di Padova e Rovigo S.p.A.	—
Corrado PASSERA	Member of Management Board, Managing Director and CEO	—	—
Elio Cosimo CATANIA	Member of Management Board	Chairman and Managing Director, Azienda Trasporti Milanesi S.p.A.	1,886
Giuseppe FONTANA	Member of Management Board	Businessman, head of the Fontana Group holding company	160,124
Gian Luigi GARRINO	Member of Management Board	Chairman, Fondaco SGR S.p.A.	—
Giovanni Battista LIMONTA	Member of Management Board	Entrepreneur and Chairman, Limonta S.p.A.	—
Virgilio MARRONE	Member of Management Board	Managing Director and General Manager, IFI S.p.A.	1,545
Emilio OTTOLENGHI	Member of Management Board	Businessman and Chairman, La Petrolifera Italo Rumena S.p.A.	103,000
Giovanni PERISSINOTTO	Member of Management Board	Managing Director, Assicurazioni Generali S.p.A.	53,049
Marcello SALA	Member of Management Board	—	—

Name and surname	Position with Intesa Sanpaolo	Present Principal Occupation (if different from Position with Intesa Sanpaolo)	Telecom Shares Beneficially Owned
Giovanni Bazoli	Chairman of Supervisory Board	—	60,934
Antoine Bernheim	Deputy Chairman of Supervisory Board	Manager - Chairman Assicurazioni Generali Group	189,934
Rodolfo Zich	Deputy Chairman of Supervisory Board	Professor	—
Carlo Barel di Sant’Albano	Member of Supervisory Board	Manager - CEO IFIL Investments S.p.A.	—
Pio Bussolotto	Member of Supervisory Board	—	40,000
Rosalba Casiraghi	Member of Supervisory Board	Consultant	—
Giovanni Costa	Member of Supervisory Board	Professor	15,110
Franco Dalla Sega	Member of Supervisory Board	Professor	—
Gianluca Ferrero	Member of Supervisory Board	Chartered Accountant	—
Angelo Ferro	Member of Supervisory Board	Professor	—
Pietro Garibaldi	Member of Supervisory Board	Professor	5,000
Fabrizio Gianni	Member of Supervisory Board	Entrepreneur	—
Giulio Stefano Lubatti	Member of Supervisory Board	Consultant	—
Giuseppe Mazzarello	Member of Supervisory Board	CEO P. Ferrero & C. S.p.A.	10,000
Eugenio Pavarani	Member of Supervisory Board	Professor	—
Gianluca Ponzellini	Member of Supervisory Board	Chartered Accountant	—
Gianguido Sacchi Morsiani	Member of Supervisory Board	—	—
Ferdinando Targetti	Member of Supervisory Board	Professor	6,000
Livio Torio	Member of Supervisory Board	Lawyer	—

ANNEX B-1

TRANSACTIONS IN TELECOM ITALIA ORDINARY SHARES EFFECTED BY DIRECTORS AND EXECUTIVE OFFICERS OF INTESA SANPAOLO IN THE PAST SIXTY DAYS

All transactions listed below were open market purchases or sales effected on the Milan Stock Exchange (Italy).

Name of Director or Executive Officer Effecting the Transaction	Date	Type of Transaction [Purchase/Sale]	Number of Telecom Italia Shares	Price per Share (euro)
Pio Bussolotto	October 23, 2007	Purchase	40,000	€2.11

ANNEX B-2

TRANSACTIONS IN TELECOM ITALIA ORDINARY SHARES EFFECTED BY THE INTESA
SANPAOLO BANKING GROUP IN THE PAST SIXTY DAYS

The following describes transactions during the past 60 days by Intesa Sanpaolo in Telecom Shares. These transactions were all ordinary course broker-dealer activities engaged in by Intesa Sanpaolo or its affiliates consistent with its usual practices and unrelated to the Transaction. Substantially all of these transactions consisted of index arbitrage; index rebalance trading; program trading relating to baskets of securities; creation, redemption and balancing of exchange traded funds; facilitation of customer trades; model-driven trading and error correction.

Name of Intesa Sanpaolo entity or affiliate	Number of Buys	Buy Volume	High/Low Buy Prices (in €)	Number of Sells	Sell Volume	High/Low Sell Prices (in €)
Banca IMI	870	34,485,171	2.50/3.0	789	92,930,465	2.50/1.95
Intesa Sanpaolo S.p.A.	10	2,100,000	2.18/2.06	3	1,500,000	2.10/1.95

EXHIBIT INDEX

Exhibit No.

99.1	Co-Investment Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.

99.2	Amendment to the Co-Investment Agreement and the Shareholders’ Agreement, dated October 25, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.

99.3	Shareholders’ Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.

99.4	By-laws of Olimpia S.p.A. (unofficial English translation).

99.5	Share Purchase Agreement, dated May 4, 2007, by and among the Investors, Pirelli and Sintonia.

99.6	The Announcement of the Board of Commissioners of the Brazilian National Telecommunications Agency (Anatel) related to the Transaction, dated October 23, 2007 (unofficial English translation).

99.7	Joint Press Release announcing the closing of the Transaction, dated October 25, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.

99.8	Joint press release, dated April 28, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.

99.9	Joint press release requested by Consob (the Italian financial market authority), dated May 2, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.

99.10	By-laws of Telco S.p.A. (unofficial English translation).